





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2020 (MM/DD/YY) AND ENDING DECEMBER 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OPENFINANCE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS, 7th FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VLAD UCHENIK 215-806-9031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PC
(Name – *if individual, state last, first, middle name*)

100 E. SYBELLA AVENUE, SUITE 130	MAITLAND	FLORIDA	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





Commonwealth of Pennsylvania
County of BUCKS

OATH OR AFFIRMATION

I, VLAD UCHENIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPENFINANCE SECURITIES LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Juan A. Gamez, Notary Public
Bucks County
My commission expires August 26, 2024
Commission number 1055783
Member, Pennsylvania Association of Notaries

Signed and sworn to (or affirmed) before me on 18th June 2021 by Vladislav Uchenik

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPENFINANCE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2020

OPENFINANCE SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS
SECTION 1
REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Openfinance Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Openfinance Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Openfinance Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Openfinance Securities, LLC's management. Our responsibility is to express an opinion on Openfinance Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Openfinance Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Openfinance Securities, LLC's auditor since 2019.

Maitland, Florida

February 17, 2021

Except for Note 1, Note 3 and Schedule II

June 17, 2021

OPENFINANCE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED
DECEMBER 31, 2020

<u>A S S E T S</u>

Cash	$	319,592
Prepaid expenses		18,544
TOTAL ASSETS	$	338,136

<u>LIABILITIES AND MEMBERS' CAPITAL</u>

Liabilities:		
Accounts payable and accrued expenses	$	15
Subordinated Loans		50,000
Interest payable		1,461
TOTAL LIABILITIES		51,476
Members' capital:		
Member's capital		286,660
TOTAL MEMBERS' CAPITAL		286,660
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	338,136

The accompanying notes are an integral part of these financial statements.

OPENFINANCE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2020

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Openfinance Securities, LLC (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company is an ATS that provides a secondary market trading platform for traditional securities called CFX Markets and for digital securities called Openfinance. The secondary market transactions may include private non-listed REITs, Reg A+, Reg D, Reg CF and any other private securities transactions.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities. (1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 pursuant to 17 C.F.R §240.17a5, footnote 78 for its traditional business (2) The Company met the identified exemption 17 C.F.R §240.17a5, footnote 78 throughout the most recent fiscal year without exception for its traditional business. (3) The Company met the terms of the "Three-Step Process" as described in the Securities and Exchange Commission Division of Trading and Markets no-action letter to FINRA dated September 25, 2020 and captioned "ATS Role in the Settlement of Digital Asset Security Trades" from its date of issuance without exception for its digital securities business.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

  (a)   *Basis of Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

  (b)   *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (c)   *Statement of Cash Flows*

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2020. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(*d*) *Revenue Recognition*

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied in a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain events.

The Company received commissions from secondary market trading and recorded on the trade date. The Company also provides services to clients offering securities directly to the public in offerings that are generally exempt from registration under Regulation A+. The Company charges a setup fee and is also entitled to certain success fees based on the aggregate amount raised by the client from investors. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

 (*e*) *Income Tax*

The Company elected to be treated as a partnership under the applicable sections of the Internal Revenue Service Code ("Code") and Pennsylvania corporate tax law. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the members are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the members could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the members and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

.

(e) Income Tax – continued

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2020. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2016.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020.

(f) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

(g) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Operating Lease

The Company leases office space under a service agreement dated October 23, 2015 renewing monthly. Rent expense for the year ended December 31, 2020 was $1,511

In February 2016 the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under the previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight line basis over the lease term.

NOTE 3.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2020, the Company had net capital of $318,116 which exceeded the required net capital of $250,000 by $68,116. At December 31, 2020, the Company's aggregate indebtedness to net capital ratio was 0.0046 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

NOTE 4.   CONCENTRATIONS

The Company's revenues (as discussed in Note 2 above) and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

NOTE 5.   RELATED PARTY TRANSACTIONS

The Company provides broker/dealer services using the technology of its 100% shareholder (CFX Direct, LLC) in order to process secondary market private securities transactions through their ATS. An ATS is an alternative trading system that allows users to place bids and asks for privately held securities previously issued in the primary market. In addition, 100% of its secondary market commission income was generated using the ATS.

The Company and Openfinance Technologies, Inc. ("OFT"), the entity that owns 100% of CFX Direct, LLC, have an expense sharing agreement. OFT directly pays the majority of the Company's expenses such as salaries and legal expenses. The Company directly pays for rent, email storage, regulatory and state fees as well as FINOP services.

The Company received a $50,000 loan from an affiliate in 2019 which was subordinated to all claims of present and future creditors of the Company prior to maturity. The subordinated agreement, approved by FINRA, has an interest rate of 0.5% and matures on March 16, 2022.

Interest expense for the year ended December 31, 2020 was $1,461

NOTE 6.   COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2020, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

NOTE 7.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 17, 2021, the date of the filing of this report. The Company's current 100% owner, CFX Direct, LLC ("CFX") entered into a Membership Interest Purchase Agreement ("MIPA") as of January 12, 2021 to sell 100% of its equity ownership in the Company to INX Limited ("INX"). The sale is subject to regulatory approval and the Company has filed a CMA application with FINRA.

NOTE 8.   COVID-19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.